EXHIBIT 21



                         LIST OF SUBSIDIARIES



     The Partnership is a partner of Sherry Lane Associates, a general partnership which holds title to the Sherry Lane Place Office Building in Dallas, Texas. The Partnership is a partner of Copley Place Associates, a limited partnership which holds title to Copley Place in Boston, Massachusetts. The developer of the property is a partner in the joint venture. The Partnership is a partner of Carrollwood Station Associates, Ltd., a limited partnership which holds title to the Carrollwood Station Apartments in Tampa, Florida. The developer of the property is a partner in the joint venture. The Partnership is a partner of Jacksonville Cove Associates, Ltd., a limited partnership which holds title to The Glades Apartments in Jacksonville, Florida. The developer of the property is a partner in the joint venture. The Partnership is a 20% shareholder in Carlyle Managers, Inc. and 20% shareholder in Carlyle Investors, Inc. Reference is made to Note 3 for a description of the terms of such joint venture partnerships. The Partnership's interest in the joint ventures and the results of its operations are included in the Consolidated Financial Statements of the Partnership filed with this annual report.